Exhibit 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group Increases Dividend
TORONTO, March 1, 2007 — The Board of Directors of Bank of Montreal today declared a quarterly dividend of 68 cents a share on paid-up common shares of Bank of Montreal for the second quarter of fiscal year 2007, up 3 cents from the previous quarter.
The dividend on the common shares is payable May 30, 2007 to shareholders of record on May 4, 2007.
 For the current quarter, the Board also declared a dividend of 30.00 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 6, a dividend of US37.1875 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 10, and an initial dividend of 39.452 cents a share on paid-up Bank of Montreal Class B Preferred Shares Series 13.
The dividends on the preferred shares are payable May 25, 2007 to shareholders of record on May 4, 2007.
The above mentioned dividends on the common and preferred shares are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Viki Lazaris, Toronto, viki.lazaris@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Internet: www.bmo.com